BWT
BEST WATER TECHNOLOGY

www.bwt-group.com

BWT - Aktiengesellschaft
A-5310 Mondsee / Austria
Walter - Simmer - Strasse 4
Telefon +43/6232/5011- 0
Telefax +43/6232/4058
E-Mail: office@bwt.at

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20548
United States of America

Rule 12g3-2(b) File No. 82-5222

Mondsee, 26th March 2004

BWT AG
Rule 12g3-2(b) File No. ~~82-5222~~ 82-5221

The enclosed Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of BWT AG (The "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (The "Act") afforded by Rule 12g3-2(b) there-under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours Sincerely,
BWT AG
Best Water Technology

Rita Garlock
Assistant to the Board

<u>Enclosure:</u>
2 Copies of the Press Release /
Christ Water Technology acquires Waterman Purification Ltd., Dublin, Ireland.

PRESSEINFORMATION

Mondsee, 2004-03-26

BWT-Tochter CHRIST kauft Waterman Purification Ltd, Dublin, und baut Pharma-Präsenz aus

Mit der Akquisition der in Irland beheimateten Waterman Purification Ltd setzt die BWT – Best Water Technology – Unternehmensgruppe einen weiteren Schritt in Richtung Internationalisierung des Pharmageschäftes.

Die BWT-Tochtergesellschaft CHRIST Water Technology (CWT) erwirbt zum 31.3.2004 – vorbehaltlich der kartellrechtlichen Genehmigung – 74% der in der Rein- und Reinstwasseraufbereitung für die pharmazeutische Industrie erfolgreich tätigen Waterman Purification Ltd, Dublin, Irland. Das Unternehmen hat sich seit ihrer Gründung im Jahr 1986 kontinuierlich zu einem der führenden Anbieter für Reinstwasseraufbereitung am irischen Pharmamarkt entwickelt. Ein Team von 25 Mitarbeitern hat zuletzt mehr als 4 Mio. € Jahresumsatz erzielt.

Waterman Purification Ltd wird künftig als „CHRIST-Waterman“ am Markt agieren und neben dem irischen Heimmarkt in Kooperation mit der in Wolverhampton ansässigen Schwestergesellschaft CHRIST-Kennicott Ltd künftig auch den Pharmamarkt in UK bearbeiten.

Paddy Archer, Firmengründer und CEO, wird das Unternehmen auch weiterhin leiten und ist vom Erfolg der neuen Kooperation überzeugt: “Die Zusammenarbeit mit der CHRIST Water Technology ermöglicht es der neuen CHRIST-Waterman, unsere führenden Technologien mit den innovativen CHRIST-Reinstwassersystemen optimal zu ergänzen.“

Die zur BWT Best Water Technology Gruppe zählende CHRIST Water Technology gehört zu den weltweit führenden Spezialisten für die Lieferung von Reinstwasseraufbereitungssystemen in der Pharmaindustrie.

Mehr Informationen über finden Sie unter www.bwt-group.com bzw. unter www.christwater.com

Kontakt:

BWT AG
A-5310 Mondsee, Austria
Walter-Simmer-Straße 4
Tel. +43 6232 5011-1113
Fax. +43 6232 5011-1191
E-mail: investor.relations@bwt.at
Internet: www.bwt-group.com

BWT
BEST WATER TECHNOLOGY

FOR IMMEDIATE RELEASE

Mondsee, 2004-03-26

BWT subsidiary CHRIST acquires Waterman Purification Ltd, Dublin, and expands its market presence in the pharmaceutical industry

BWT – Best Water Technology Group, Austria, has taken another important step towards extending its worldwide professional care of its international and domestic clients in the pharmaceutical industry through the acquisition of Waterman Purification Ltd, Dublin, Ireland.

CHRIST Water Technology (CWT), a subsidiary of BWT, acquires 74% of Waterman Purification Ltd as of March 31, 2004, subject to approval by the anti-trust authorities. The company has been successfully active in the pure and ultra-pure water treatment for the pharmaceutical industry. Waterman Purification Ltd has been established in 1986 and has become a leading supplier for the Irish pharmaceutical water purification market. A team of 25 employees achieves a turnover of €4 million.

Waterman Ltd. will be operating under "CHRIST–Waterman". In addition to its domestic activities in Ireland, the company will be servicing the British Market in cooperation with its sister company CHRIST-Kennicott Ltd which is based in Wolverhampton, UK.

Paddy Archer, founder and CEO, will continue to head to company and strongly believes in the new cooperation, "Waterman's leading technologies will ideally be supplemented by the innovative CHRIST Water Technology's ultra-pure water purification systems."

CHRIST Water Technology, member of the BWT Best Water Technology Group, is among the world's leading specialists in the supply of ultra-pure water purification systems in the pharmaceutical industry.

More information is provided under www.bwt-group.com or www.christwater.com

For further information contact:
BWT AG
A-5310 Mondsee, Austria
Walter-Simmer-Straße 4
Tel. +43 6232 5011-1113
Fax. +43 6232 5011-1191
E-mail: investor.relations@bwt.at
Internet: www.bwt-group.com